

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2016

By E-Mail

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **RTI Surgical, Inc.**
> **Additional Soliciting Materials filed on April 26, 2016**
> **Filed by Krensavage Partners, LP, et al**
> **File No. 000-31271**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments.

Additional Soliciting Materials filed April 26, 2016

1. We note your disclosure that you believe the company's common stock trades "less than half of its true value." The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.

2. We note your belief that the members of the company's nominating committee "appear to be Hutchison board buddies." This and related disclosure suggests that three to five company nominees are not independent and may not be complying with their fiduciary duties as a result of their relationship with Mr. Hutchison. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your assertion. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

3.   With a view toward revised disclosure, tell us why Mr. Watts believed that being on your slate of nominees would jeopardize his relationship with Water Street.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions